Exhibit 99.2


NEWS RELEASE

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------


                                                           For Immediate Release
                                                           ---------------------


          FUNDTECH ON PACE TO ACHIEVE FOURTH QUARTER FINANCIAL GUIDANCE

           Company's 2005 Financial Guidance Calls For 18%-21% Revenue
                           Growth and Higher Profits


                    JERSEY CITY, N.J., -- January 11, 2005, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of financial technology software and services, today announced in advance of its presentation this afternoon at the Seventh Annual Needham & Company Growth Conference that it expects fourth-quarter 2004 revenues to exceed the guidance provided in October 2004 and expects its fourth quarter earnings per share to be in line with the guidance. In addition, driven by a strong order backlog from its payment processing banking technology business the company said it is well positioned to maintain its revenue and profitability growth in the year ahead. For the fourth-quarter ended December 31, 2004, Fundtech expects:

                    o     Revenues to be approximately $17 million

                    o GAAP earnings per diluted share, including all amortization expenses, of $0.05 to $0.07

                    o Adjusted earnings per diluted share, excluding all amortization expenses, of $0.10 to $0.12

                    Fundtech's 2005 guidance is current as of today only and Fundtech undertakes no obligation to update its estimates:

                    o Total revenues in the range of $68 million to $70 million, or approximately 18% to 21% year-over-year growth

                    o GAAP earnings per diluted share, including all amortization expenses, of between $0.20 and $0.24

                    o Adjusted earnings per diluted share, excluding all amortization expenses, of between $0.38 and $0.42

                    "The HSBC win which we announced this morning is an important strategic event for Fundtech and further validates our position as the leading technology provider for global banks that seek to consolidate their payment processing value chain into one highly efficient platform" said Reuven Ben Menachem, Fundtech's chief executive officer. "I am confident that we will achieve the 18%-21% revenue growth in 2005. In addition to the impact of the HSBC transaction, we are continuing to expand our relationships with existing customers, including our largest customer Citibank, we are starting to generate meaningful revenues from our securities industry initiative and we expect our recently acquired subsidiary, CashTech of Pune India, to make a positive contribution in 2005.

                    Fundtech will report its fourth-quarter and full-year 2004 financial results after the close of market on February 15, 2005.

                    Fundtech quarterly guidance for 2005 which excludes expenses relating to employee stock options is as follows:


                                                 2005    Q1 05    Q2 05    Q3 05    Q4 05

                    Revenues  (In $ millions)
                    High                         70.0     16.0     17.0     18.0     19.0
                    Low                          68.0     15.5     16.5     17.5     18.5


                    Net Income (In $ millions)
                    High                          3.7      0.4      0.7      1.1      1.5
                    Low                           3.1      0.3      0.5      1.0      1.3


                    Amortization Expenses (In $ millions)
                                                  2.8      0.7      0.7      0.7      0.7


                    Net Income Before Amortization Expenses - Adjusted Net Income (In $ millions)
                    High                          6.5      1.1      1.4      1.8      2.2
                    Low                           5.9      1.0      1.2      1.7      2.0

                    GAAP EPS (In $)
                    High                         0.24     0.02     0.05     0.07     0.10
                    Low                          0.20     0.01     0.04     0.06     0.09


                    Adjusted EPS (In $)
                    High                         0.42     0.07     0.09     0.12     0.14
                    Low                          0.38     0.06     0.08     0.11     0.13

                    "We expect our revenues and profitability to improve quarter over quarter in 2005" said Yoram Bibring, Fundtech's chief financial officer. "Much like 2004 our profitability in the first half of 2005 is impacted by the addition of new personnel that must be trained before they can become effective revenue generating members of the Fundtech team. These new people are needed to support the increased backlog for our products, as evidenced by the HSBC transaction.


                    Chief Executive Officer Reuven Ben Menachem and Chief Financial Officer Yoram Bibring will discuss the company's 2005 outlook, business strategy, and market opportunities during a presentation today at the Seventh Annual Needham & Company Growth Conference from the New York Palace Hotel Their presentation can be heard live beginning at 4:30 p.m. ET via the Fundtech website, www.fundtech.com From the "Investor Relations" page, click on "Event Calendar" and follow the link.

                    About Fundtech
                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's products are designed to increase efficiency while enabling banks to better serve their corporate clients. Fundtech operates the world's largest SWIFTNet service bureau through its Swiss subsidiary bbp; and the company is the leading developer of CLS systems having been selected by 20 of the CLS Settlement Members Banks. Fundtech was established in 1993 and is a public company listed on the NASDAQ and the Tel Aviv Stock exchange.


                    Forward Looking Statements:

                    Statements in this news release about Fundtech's financial expectations in 2004 and 2005 are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.



Fundtech Contact:
Yoram Bibring
201-946-1100
yoramb@fundtech.com



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